PACIFIC ETHANOL, INC.

400 Capitol Mall, Suite 2060
Sacramento, California 95814
Telephone: (916) 403-2123

May 16, 2012

Via EDGAR Correspondence

Pamela A. Long

Assistant Director

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acceleration of Effective Date Pacific Ethanol, Inc. Form S-3 (Amendment No. 2), Filed May 15, 2012 File No. 333-180731

Dear Madam:

Pacific Ethanol, Inc., a Delaware corporation (the “Company”) hereby requests, pursuant to Rule 461(a) of Regulation C, that the above-referenced Registration Statement be declared effective on May 17, 2012 at 4:30 p.m. Eastern Time, or as soon as practicable thereafter. The Company acknowledges that:

•	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, PACIFIC ETHANOL, INC. By: /s/ CHRISTOPHER W. WRIGHT Christopher W. Wright Vice President and General Counsel